Rex Energy Corporation

366 Walker Drive

State College, Pennsylvania 16801

Telephone: (814) 278-7267

May 11, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Rex Energy Corporation and Certain Subsidiary Guarantors - Registration Statement on Form S-4

Ladies and Gentlemen:

As of the date of this letter, we have transmitted electronically for filing pursuant to the EDGAR system, a Registration Statement on Form S-4 (the “Registration Statement”) on behalf of Rex Energy Corporation, a Delaware corporation (“Rex Energy”), and the additional registrant guarantors named therein (the “Guarantors,” and together with Rex Energy, the “Company”), relating to Rex Energy’s offer (the “Exchange Offer”) to exchange its 1.00%/8.00% Senior Secured Second Lien Notes due 2020 to be registered under the Securities Act of 1933, as amended (the “Exchange Notes”), for any and all of its outstanding 1.00%/8.00% Senior Secured Second Lien Notes due 2020 (the “Outstanding Notes”). The Outstanding Notes have been, and the Exchange Notes will be, fully and unconditionally guaranteed on a joint and several basis by the Guarantors named in the Registration Statement. In connection with the Registration Statement, the Company hereby confirms and represents as follows:

1.	The Company is registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Commission”) set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”).

2.	The Company has not entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the “Securities”) and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Securities.

Rex Energy Corporation

May 11, 2016

3.	The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Securities (a) could not rely on the staff position enunciated in the Exxon Capital Letter or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

4.	The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act.

5.	The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Securities in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as defined in the Shearman & Sterling Letter) in connection with any resale of such Securities.

6.	The Company will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

a.	An acknowledgement that the exchange offeree is not engaged in, and does not intend to engage in, a distribution of the Securities.

b.	If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Securities received in respect of the Outstanding Notes pursuant to the Exchange Offer. Such acknowledgment may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

[Signature Page Follows]

Rex Energy Corporation

May 11, 2016

Please direct any questions or comments regarding the Registration Statement and this letter to the undersigned at (814) 278-7267 or Jessica Hammons of Thompson & Knight LLP, whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

Rex Energy Corporation

By:	/s/ Jennifer L. McDonough
Jennifer L. McDonough
Senior Vice President, General Counsel and Secretary